

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Eric Scheyer
Chief Executive Officer
Star Peak Corp II
1603 Orrington Avenue, 13th Floor
Evanston, IL 60201

>   **Re: Star Peak Corp II**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 21, 2021**
>   **File No. 333-256161**

Dear Mr. Scheyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers
Q: How do Redemptions Affect the Value of my New Benson Hill Common Stock?, page xi

1.   We note your revised disclosure in response to prior comment 7. Please expand your disclosure to also show the potential impact of redemptions assuming all earn out shares and awards are issued.

Risk Factors, page 27

2.   <u>The unaudited pro forma combined financial information included in this proxy statement/ consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially, page 46</u>

Please revise this risk factor to accurately explain the accounting treatment for the merger as reflected in the pro forma combined financial information. In this regard, you state the final purchase price allocation will be based upon the actual purchase price and the fair value of the assets and liabilities of Benson Hill as of the date of the completion of the merger. However, Benson Hill has been identified as the accounting acquirer; therefore, its net assets will be recorded at historical cost and the merger will be treated as a reverse recapitalization.

Unaudited Pro Forma Condensed Combined Financial information, page 63

3.   We note you have adjusted Accumulated deficit for a prepayment penalty of $3.4 million and the write-off of $2.5 million of unamortized debt discount as well as for the recognition of $7 million in transaction costs and refer to adjustments (j) and (k) for explanations of such adjustments. Please revise your pro forma condensed combined balance sheet to refer to adjustments (c) and (f) which also include explanations for these adjustments rather than referring to adjustments applicable to the pro forma condensed combined statement of operations for the three months ended March 31, 2021.

4.   We note under the maximum redemption scenario on the pro forma condensed combined balance sheet you refer to adjustment (h) for the explanation to adjustments made to Common stock and Additional paid in capital. However, adjustment (h) relates to adjustments presented on the pro forma condensed combined statement of operations for the three months ended March 31, 2021. Please resolve this inconsistency by referencing the correct explanatory note for these adjustments.

Information About Benson Hill
Regulation of Plant Biotechnology Products, page 105

5.   We note your revised disclosure in response to prior comment 17 states that certain categories of Benson Hill's plant biotechnology products are exempt from regulation under the Plant Protection Act. Please disclose which of Benson Hill's plant biotechnology products as well as categories are exempt from regulation under the Plant Protection Act. In addition, please disclose which products currently in development may be subject to the Plant Protection Act in the future.

The Merger
Unaudited Prospective Financial Information of Benson Hill, page 147

6.   We note the prospective financial information has been prepared under the assumption that the merger and related transactions are completed. Please disclose the level of redemptions associated with this assumption. Further, please explain your rationale and describe the implications for other reasonably possible levels of redemptions.

7.   We note in your response to prior comment 21 you acknowledge your responsibility to update the prospective financial information in accordance with Item 10(b)(3)(iii) of Regulation S-K. Please revise your disclosures to clearly acknowledge your responsibility, and to clarify the circumstances under which investors will be informed of any material change in your expectations relative to the projected amounts or the underlying assumptions.

Further, we note in response to prior comment 21 you revised your disclosure to indicate that Benson Hill believes the assumptions used to prepare the prospective financial information were reasonable at the time they were prepared. Please expand your disclosures to clarify whether the projections, including the underlying assumptions, currently have a reasonable basis and reflect the most probable specific amounts. It should be clear whether both you and Benson Hill's management regard the projections to be consistent with your plans and expectations.

8.   With regard to your disclosure on page 148, identifying parties that are making no representations to shareholders or other persons regarding ultimate performance or achievement compared to the prospective financial information, revise to clarify whether management and the boards of Benson Hill and STPC, having considered the uncertainties described and referenced in this section, nevertheless concur that all assumptions underlying the projections have a reasonable basis and are consistent with your expectations.

9.   Please expand your disclosure on page 148, stating that your prospective financial information "does not take into account any circumstances or events occurring after the date that information was prepared," to acknowledge and describe the level of diligence applied in formulating the assumptions about future circumstances and events that have been utilized in preparing the prospective financial information.

10.   We note your revised disclosure in response to prior comments 22 and 23 and reissue them in part. Please revise your disclosure to quantitatively discuss all material assumptions underlying the projections and provide insight as to how such assumptions impacted your projections. For example, please describe all of the specific instructions, guidelines, parameters, inputs and assumptions that were prescribed by STPC in conjunction with the preparation of the prospective financial information, such as the periods to be covered; acquisition of acreage; capital expenditures; availability and terms of financing; product development; and rate of expansion of the plant-based meat

alternative market and the percent of market percentage. Please ensure you include a description and quantification of the significant assumptions underlying the magnitude and growth in revenue and gross margin from 2022 through 2027. In that regard, we note the significant year-over-year growth reflected in the projections. Also identify all assumptions that reflect decisions that depend on completion of the merger, which had not been established by the target prior to your involvement.

Background of the Merger, page 157

11. We note your revisions in response to prior comment 26 and reissue the comment in part. Please disclose the initial valuation of Benson Hill included in STPC's initial draft of the preliminary term sheet on February 22, 2021 and the higher valuation included in the revised preliminary term sheet on February 23, 2021, including the rationale for such higher valuation. In addition, we note that you disclose that Goldman and Credit Suisse participated in various calls discussing the letter of intent and valuation of Benson Hill's business. Please clarify such advisors' role in determining the initial valuation of Benson Hill and whether s2g Ventures, Fall Line, GV and Prelude Ventures were involved in the negotiation of the preliminary term sheet.

12. Please expand your disclosure to more specifically describe the shifting market conditions and Goldman Sachs' and Barclay's rationale for recommending that Benson Hill's pre-money equity valuation be reduced from $1.6 million to $1.3 million on March 19, 2021. In addition, please clarify how it was determined that Benson Hill had a pre-money equity valuation of $1.3 million.

Material Federal Income Tax Consequences, page 202

13. We note your response to prior comment 38 and reissue the comment. Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. In this regard, we note that this filing is a prospectus with respect to the issuance of shares of common stock by the registrant to the securityholders of Benson Hill, Inc., a proxy statement with respect to the stockholders of the registrant, and a consent solicitation with respect to the stockholders of Benson Hill. We note also that Section 5.6 of the merger agreement provides that the parties intend that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. If the merger and related transactions are not taxable to shareholders, please also file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Exhibits and Financial Statement Schedules, page II-5

14. Please include an updated auditor's consent from WithumSmith+Brown, PC that reflects the correct audit opinion date of their audit report. Based on this amendment to the

registration statement, the audit report date appears to be March 30, 2021. Refer to Item 601 of Regulation S-K.

Exhibits

15. We note that Article IX of New Benson Hill's second amended and restated certificate of incorporation selects the federal district court for the District of Delaware (or, in the event such court does not have jurisdiction, the federal district courts of the United States) as the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Please revise your disclosure regarding New Benson Hill's proposed charter to reflect such provision. In that regard, we note that your disclosure only references the selection of the federal district courts of the United States as the exclusive forum for such claims.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Bryan D Flannery